Exhibit 3

February 5, 2004

Company Name:	NISSIN CO., LTD.
President:	Kunihiko Sakioka, Representative Director
(Tokyo Stock Exchange, First Section, Code: 8571)
Inquiries:	Hitoshi Higaki, Managing Director
(Tel: +81-3-3348-2424)
(E-mail: info-ir@nissin-f.co.jp)

Announcement of Stock Split

NISSIN CO., LTD. (“NISSIN”) hereby announces that its Board of Directors has approved a stock split today as described below.

1.	Purpose of stock spilt

In addition to returning a part of NISSIN’s profits to its shareholders, this stock split will allow the investment in NISSIN to be accessible to a broad and diversified base of investors and will improve trading liquidity.

2.	Outline of stock split

The 2-for-1 stock split of each common share is effective from May 20, 2004 (Thursday). The details of the split are as follows:

(1)	Procedure for the stock split

Each share of common stock held by a shareholder or registered beneficial shareholder of record on March 31, 2004 (Wednesday) shall be divided into two shares.

(2)	Number of shares to be issued due to the stock split

The number of shares of NISSIN to be added will be the number of issued shares at the end of March 31, 2004 (Wednesday).

(3)	Relevant dates

Date of record of shareholders for the stock split: March 31, 2004 (Wednesday) Effective date of stock split: May 20, 2004 (Thursday)

3.	Date on which the dividend will begin to accrue for the fiscal year: April 1, 2004 (Thursday)

4.	Any other matters required for the stock split will be decided subsequently by the Board of Directors.

<Reference>

1.	The number of shares to be issued due to the stock split is not specified above because the number of shares issued might increase prior to the close of the date of record for the stock split as a result of possible conversions of convertible bonds and possible exercises of warrants and stock options.

2.	Based on the number of shares issued as of February 5, 2004, the number of issued shares of NISSIN after the stock split would be as follows:

(1)	Total number of issued shares as of February 5, 2004:	132,624,056
(2)	Increase in the number of shares due to the stock split:	132,624,056
(3)	The number of issued shares after the stock split:	265,248,112

3.	This stock split shall not result in an increase in NISSIN’s common stock capital. NISSIN’s common stock capital as of February 5, 2004 is ¥6,610,823,005.

4.	The stock split has no effect on our dividend policy, and the dividend amount of the year-end dividend for the year ending March 31, 2004 will be determined later.

5.	Along with the stock split, on and after April 1, 2004, NISSIN will adjust the conversion price for its 3rd unsecured convertible bonds, as well as the exercise price for its detachable warrant of the 4th unsecured bonds and its stock options, as shown in the table below.

Description	Conversion (Exercise) Price

	After	Before
	Adjustment	Adjustment

3rd unsecured convertible bonds	¥392.50	¥785.00
Detachable warrant of the 4th unsecured bonds	288.80	577.50
Stock options (by the resolution of shareholders meeting on June 22, 2002)	249.00	498.00
Stock options (by the resolution of shareholders meeting on June 24, 2003)	266.00	532.00